Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2018
				Year Ended December 31,
($ in thousands, except ratios)			2017	2016		2015		2014
Earnings:
Pre-tax income (loss)	$308,309		$(284,251)	$105,026		$510,058		$493,253
Fixed Charges	47,866		114,306	119,503		115,016		127,754
Earnings	$356,175		$(169,945)	$224,529		$625,074		$621,007

Fixed charges:
Interest expense	$47,300		$113,400	$118,500		$113,100		$125,891
Portion of rental expense deemed to be interest	566		906	1,003		1,916		1,863
Fixed charges	$47,866		$114,306	$119,503		$115,016		$127,754

Ratio of earnings to fixed charges	7.4	x	*	1.9	x	5.4	x	4.9	x

*	Earnings were inadequate to cover fixed charges by $284,251 for the year ended December 31, 2017.